
March 4, 2015

<u>Via E-mail</u>
Kevin Donovan
Chief Financial Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, NH 03801

     Re: **Bottomline Technologies (de), Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2014
             Filed August 28, 2014
             File No. 000-25259

Dear Mr. Donovan:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2014</u>

<u>Part III</u>

<u>Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed October 10, 2014)</u>

<u>Compensation Discussion and Analysis, page 9</u>

1.   We note that you have provided disclosure for your chief executive and chief financial officers and only one other named executive officer. Item 402(a)(3) of Regulation S-K requires that you disclose executive compensation for your principal executive officer, principal financial officer and the three most highly compensated "executive officers"— as that term is defined in Exchange Act Rule 3b-7—other than the principal executive and principal financial officers who were serving at the end of the last completed fiscal year. Please advise why you provide executive compensation disclosure for only three

named executive officers. In this regard, the executive profiles page of your website suggests that you may have additional executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Eric Morgan
        Bottomline Technologies (de), Inc.